Joseph B. Megibow

Chief Executive Officer

Purple Innovation, Inc.

123 East 200 North

Alpine, Utah 84004

May 3, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram and Mr. Sergio Chinos

Re:	Purple Innovation, Inc. Registration Statement on Form S-3 Filed March 26, 2019 File No. 333-230521

Dear Mr. Ingram and Mr. Chinos:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 17, 2019 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by Purple Innovation, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing Amendment No. 1 to the registration statement on Form S-3 (the “Public Filing”). The changes made in the Public Filing are in response to certain of the Staff’s comments as set forth in the SEC Comment Letter.

Securities and Exchange Commission

May 3, 2019

Form S-3 filed March 26, 2019

General:

1.	We note your registration statement covers the offer and sale of Class A Common Stock issuable in exchange for “Paired Securities.” Because the “Paired Securities” were issued privately and appear to be immediately exchangeable for Class A Common Stock, we believe that you may have commenced this transaction privately, on or about February 2, 2018, when you completed the merger Agreement with then owners of Purple Innovation, LLC. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Response to Comment No. 1:

The Company acknowledges that a transaction commenced privately cannot be converted to a registered offering. As described in Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 (“C&DI 103.04”), the offer and sale of a convertible security that is exercisable within one year is deemed to be an offering of both such convertible security and the underlying security. Therefore, the securities underlying an immediately exercisable convertible security must be registered at the time the offer and sale of the convertible security is registered. However, C&DI 103.04 also explains that if the convertible security is not exercisable within one year, the issuer may choose not to register the underlying security at the time of registering the convertible security, provided that the underlying security is registered no later than the date the convertible security becomes exercisable.

The Company respectfully advises the Staff that the Paired Securities are subject to the terms of an Exchange Agreement, included as Exhibit 4.2 to the Registration Statement, which provides that the Paired Securities could not be exchanged until after the one-year anniversary of the issuance of the Paired Securities. Such period expired on February 2, 2019. However, since that date the Company and the holders of the Paired Securities have agreed that the holders would not exchange any Paired Securities until the Company and the holders of the Paired Securities resolved certain questions regarding (a) the tax treatment of the exchange of Paired Securities and (b) the ability of the Company to (i) register the issuance of underlying shares of Class A Common Stock issuable upon an exchange or (ii) qualify such an exchange for an exemption from registration. Such questions had not been resolved at the time the Registration Statement was filed. Therefore, the Paired Securities were not yet exchangeable at the time the Registration Statement was filed.

Because the Paired Securities were, by their terms, not exchangeable within one year of their issuance, the Company believes that there was no “offering” of the underlying shares of Class A Common Stock at the time of the private issuance of the Paired Securities. In addition, because the Company and the holders of the Paired Securities have agreed that the Paired Securities shall not be exercised until certain outstanding questions have been resolved, the Company believes that the registration of the shares of Class A Common Stock issuable upon the exchange of Paired Securities is permitted, as described in C&DI 103.04.

The Company respectfully advises the Staff that the Company has updated the outside cover page of the prospectus contained in the Registration Statement to disclose that the Paired Securities were not exchangeable for one year after the date of issuance pursuant to the terms of the Exchange Agreement.

Securities and Exchange Commission

May 3, 2019

Risk Factors

Provisions in our Second Amended and Restated Certificate of Incorporation…, page 29

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions, such as for claims vested in the exclusive jurisdiction of a court other than the Court of Chancery. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 2:

The Company respectfully advises the Staff that the Company has updated the disclosure on page 27 of the prospectus contained in the Registration Statement in response to the Staff’s comment.

* * *

Securities and Exchange Commission

May 3, 2019

Please contact the Company’s counsel, Nolan S. Taylor, of Dorsey & Whitney LLP, at (801) 933-7366 if you have any questions with respect to this letter.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ JOSEPH B. MEGIBOW
Joseph B. Megibow
Chief Executive Officer

cc:	Nolan S. Taylor